GIX
Green Impact
Exchange

July 22, 2026

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street NE
Washington DC 20549

Re: Green Impact Exchange, LLC: Form 1 Amendment

Dear Trading and Markets Staff:

On behalf of Green Impact Exchange, LLC ("GIX"), and in connection with GIX's Form 1 that is on file with the Securities and Exchange Commission, enclosed please find a completed Form 1 Execution Page and a revised Exhibit J, updating the list of members of the Board of Directors and Officers of GIX.

Please contact me if you have any questions.

Sincerely,

James G. Buckley
Chief Regulatory Officer

Office: 646-512-9078
Mobile: 332-295-0232
jbuckley@tradegix.com
250 Park Avenue, 7th Fl
New York, NY 10177
www.tradegix.com

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   X AMENDMENT

1. State the name of the applicant: Green Impact Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):
260 Madison Avenue, Suite 8039, New York, NY 10016

26000342

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:

(646) 512-9078	N/A
(Telephone)	(Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

James G. Buckley	Chief Regulatory Officer	(332) 295-0232
(Name)	(Title)	(Telephone Number)

6. Provide the name and address of counsel for the applicant:
Corporate Legal Counsel: John D. Martini, Polsinelli PC, Three Logan Square,
1717 Arch Street
Philadelphia, PA 19103

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐
X Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 02/17/2023 (b) State/Country of formation: Delaware, USA
(c) Statute under which applicant was organized: Delaware General Corporation Law

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 07/22/2026 (MM/DD/YY)   Green Impact Exchange, LLC (Name of applicant)

By: [signature] (Signature)   James G. Buckley, Chief Regulatory Officer (Printed Name and Title)

Subscribed and sworn before me this day 22 July (Month) 2026 (Year) by [signature] (Notary Public)

My Commission expires 8/5/2028 County of Westchester State of NY

Joseph Cinicolo
Notary Public, State of New York
Reg. No. 01CI0027568
Qualified in Westchester County
Commission Expires August 5, 2028

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Green Impact Exchange, LLC
Date of filing: July 22, 2026
Date as of which the information is accurate: July 17, 2026

Exhibit J
A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Green Impact Exchange, LLC ("GIX") Board of Directors

Name	Classification	Date of Commencement	Termination Date
Daniel Labovitz (Board Chairperson)	Industry/HoldCo Investor/Chief Executive Officer	July 10, 2025	
Charles P. Dolan	Industry/HoldCo Investor/President	July 10, 2025	
	Member Representative		
[TBD]	Member Representative		
[TBD]	Issuer Representative		
Robert A. Schwartz	Non-Industry	July 17, 2026	
Oscar Onyema	Non-Industry/Independent	July 10, 2025	
William Bender	Non-Industry/Independent Lead Independent Director[1]	July 10, 2025	
James Andrus	Non-Industry/Independent	July 10, 2025	July 17, 2026
Kirk Kellogg	GEPBC Board Representative Director	July 10, 2025	

[1] William Bender was selected as the Lead Independent Director of GIX as of June 1, 2026.

Officers of GIX

Officers shall serve until their successors are appointed by the Board in accordance with the Exchange LLC Agreement. Officers of the Exchange will serve at the direction of the Board of Directors. (Officer positions marked with an asterisk are cross-appointed as officers in the same positions for both GEPBC and the Exchange.)

Title	Name	Commencement Date	Termination Date
Chief Executive Officer*	Daniel M. Labovitz	July 10, 2025	
President*	Charles P. Dolan	July 10, 2025	
Chief Operating Officer	Paul J. Bauccio	July 10, 2025	
Chief Regulatory Officer	James G. Buckley	July 10, 2025	
Chief Financial Officer*	Kevin C. Buckley	March 11, 2026	
Chief Communications Officer	Alexis Levenson	February 18, 2026	
Chief Product Officer	Maria Mahl	December 1, 2025	
Chief Information Security Officer	John D. Visneski	March 18, 2026	
Chief Sustainability Officer	Shelley Goldberg	July 10, 2025	
Chief Technology Officer	Sara Dillon	July 1, 2026	
Chief Legal Officer*	[TBD]		

Committees of GIX Board of Directors

The Chairperson of each committee is denoted with an asterisk.

Appeals Committee

Name	Classification	Date of Commencement
William Bender*	Independent Director	July 10, 2025
TBD	Independent Director	
TBD	Member Representative Director	

Nominating Committee

Name	Classification	Date of Commencement
Charles P. Dolan*	Industry/ Holdco Investor	July 10, 2025
William Bender	Independent Director	July 10, 2025
[TBD]	Issuer Representative Director	

Finance and Risk Committee

Name	Classification	Date of Commencement
William Bender*	Independent Director	July 10, 2025
Kirk Kellogg	GEPBC Board Representative Director	July 10, 2025
Charles P. Dolan	President/ex officio	July 10, 2025

Member Nominating Committee

Name	Classification	Date of Commencement
[TBD]	Member Representative Director	
[TBD]	Member Representative Director	
[TBD]	Member Representative Director	

Regulatory Oversight Committee

Name	Classification	Date of Commencement
Oscar Onyema*	Independent Director	July 10, 2025
Vacant	Independent Director	
[TBD]	Issuer Representative Director	

Governance and Sustainability Oversight Committee

Name	Classification	Date of Commencement
Vacant	Independent Director	
Vacant	Independent Director	
[TBD]	Member Representative Director	
Daniel M. Labovitz	CEO/ex officio	July 10, 2025